Aridis Pharmaceuticals, Inc.

5941 Optical Ct.

San Jose, California 95138

September 3, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:                             Aridis Pharmaceuticals, Inc.

Form S-3

File No. 333-233601

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Aridis Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Thursday, September 5, 2019, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

ARIDIS PHARMACEUTICALS, INC.

By:	/s/ Vu Truong
Name:	Vu Truong
Title:	Chief Executive Officer